

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Larry W. Seay
Senior Vice President and
   Chief Financial Officer
Meritage Homes Corporation

17851 North 85th Street, Suite 300
Scottsdale, Arizona 85255

      Re: **Meritage Homes Corporation (Company)**

            Form 10-K for the year ended December 31, 2011
            Form 10-Q for the quarter ended March 31, 2012
            File No.: 001-9977

            Form S-4 filed May 11, 2012, as amended
            File No.: 333-181336

Dear Mr. Seay,

In your letter dated June 27, 2012 in response to the staff's comments on the above-listed filings, you acknowledge that for purposes of Rule 4-08(g) of Regulation S-X the Company's equity in income of unconsolidated subsidiaries exceeded 10% for at least one individual investee and on an aggregate basis in 2011 and 2010. In your letter, you note that the equity investees are significantly below the thresholds under the investment and asset tests and you enumerate the other reasons the Company concluded that the equity investees were not material to the company as a whole. For these reasons, you state that the Company omitted the summarized selected financial data required by Rule 4-08(g) from your 2011 Form 10-K and your March 31, 2012 Form 10-Q.

You request that the staff not object to the Company's conclusions with respect to the most recent Forms 10-K and 10-Q. However, you propose to include the Rule 4-08(g) summarized financial data in its future 1934 Act filings, beginning with the June 30, 2012 Form 10-Q, to the full extent required by the Rule. Based on the information provided, we will not object to your proposal.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

            Sincerely,

            Leslie A. Overton
            Associate Chief Accountant